Exhibit 4.34
[ON THE LETTERHEAD OF HSH NORDBANK AG]
To:
Adventure Eight S.A.
Adventure Five S.A.
Adventure Seven S.A.
Adventure Six S.A.
each c/o
Trust Company Complex
Ajeltake Road, Ajeltake Island
Majuro, Marshall Islands
28 December 2007
Dear Sirs
Loan of US$68,000,000 to Adventure Eight S.A. et al.
1	We refer to the loan agreement dated 27 June 2007 as amended and restated on 24 October 2007 (the “Loan Agreement”) and made between (1) Adventure Eight S.A., Adventure Five S.A., Adventure Seven S.A. and Adventure Six S.A. as joint and several borrowers (the “Borrowers”), (2) HSH Nordbank AG as arranger, agent, security agent and account bank, (3) HSH Nordbank AG as swap provider and (4) the banks and financial institutions set out in schedule 1 thereto as lenders (the “Banks”), pursuant to which the Banks agreed (inter alia) to advance by way of loan to the Borrowers, jointly and severally, the sum of up to Sixty eight million United States Dollars (US$68,000,000) (the “Loan”). The total principal amount of the Loan outstanding on the date of this Letter is $28,000,000.

2	Words and expressions defined in the Loan Agreement shall, unless the context otherwise requires, have the same meaning where used in this Letter.

3	The Borrowers have made, on 7 December 2007, a prepayment of the Loan in the amount of $30,671,000 and, in consideration of such prepayment, they have requested that certain amendments are made to the Loan Agreement, the Master Swap Agreement and the Corporate Guarantee.

4	Following the Borrowers’ request and in consideration of the prepayment referred to above, the Creditors have agreed that, with effect on and from the Effective Date (as defined below), the Loan Agreement shall be (and it is hereby) amended in accordance with the following provisions and the Loan Agreement (as so amended) will continue to be binding upon each of the parties thereto upon such terms as so amended:
(a)	the definition of “First Repayment Date” in clause 1.2 of the Loan Agreement shall be deleted and replaced with the following new definition of “First Repayment Date”:

““First Repayment Date” means, subject to clause 6.3, 15 February 2008;”;

(b)	the definition of “Margin” in clause 1.2 of the Loan Agreement shall be deleted and replaced with the following new definition of “Margin”:

““Margin” means:
(a)	in respect of such part of the Loan as is repayable by the Balloon Instalment, one point five zero per cent (1.50%) per annum; and

(b)	in respect of the balance of the Loan, one point three zero per cent (1.30%) per annum;”;

(c)	a new definition of “Mortgage Addendum” shall be inserted in the correct alphabetical order in clause 1.2 of the Loan Agreement:

““Mortgage Addendum” means the addendum to the Free Jupiter Mortgage dated [· ] December 2007 executed between the Free Jupiter Borrower and the Security Agent;”;

(d)	a new definition of “Supplemental Letter” shall be inserted in the correct alphabetical order in clause 1.2 of the Loan Agreement:

““Supplemental Letter” means the letter dated 28 December 2007 supplemental to this Agreement executed between (inter alios) the parties hereto;”;

(e)	the words “the Supplemental Letter, the Mortgage Addendum,” shall be inserted after the words “the Supplemental Agreement, ” in the definition of “Security Documents” in clause 1.2 of the Loan Agreement;

(f)	the definition of “Repayment Dates” in clause 1.2 of the Loan Agreement shall be deleted and replaced by the following new definition of “Repayment Dates”:

““Repayment Dates” means, subject to clause 6.3, the First Repayment Date and each of the dates falling at three (3) monthly intervals after the First Repayment Date up to and including 31 October 2015;”; and

(g)	the existing clause 4.1 shall be deleted in its entirety and replaced by the following new clause 4.1:
“4.1	Repayment

The Borrowers shall repay the Loan by thirty two (32) repayment instalments, one such instalment to be repaid on each of the Repayment Dates. Subject to the provisions of this Agreement, the amount of each of the first to twelfth instalments (inclusive) shall be $925,000, the amount of each of the thirteenth to thirty first instalments (inclusive) shall be $570,000 and the amount of the thirty second and final instalment shall be $6,070,000 (comprising a repayment instalment of $570,000 and a balloon payment of $5,500,000) (the “Balloon Instalment”)).”.
5	Further, following the Borrowers’ request and in consideration of the prepayment referred to above, the Creditors have agreed that, with effect on and from the Effective Date (as defined below):
(a)	each of the Free Goddess Borrower, the Free Hero Borrower and the NewShip Borrower shall be (and are hereby) released and discharged from all their obligations and liabilities under the Loan Agreement, the Master Swap Agreement and the other Security Documents;

(b)	the Loan Agreement will be read, construed and interpreted as if the Free Jupiter Borrower were the only Borrower and Free Jupiter were the only Ship and so as to accord with the release of the other Borrowers’ obligations pursuant to this Letter and the contents of this Letter in general; and

(c)	the Master Swap Agreement will be read, construed and interpreted as if the Free Jupiter Borrower were the only person comprising “Party A” thereunder and so as to accord with the release of the other Borrowers’ obligations pursuant to this Letter and the contents of this Letter in general.

6	In consideration of the agreement of the Creditors to amend the Loan Agreement on the terms referred to above, the Borrowers and the Creditors have agreed that, with effect on and from the Effective Date (as defined below) and for as long as Free Jupiter is undergoing repair works at the Cosco (Nantong) Shipyard Co., Ltd. shipyard in China following her recent grounding and until the Agent is satisfied that such repair works are completed and she has sailed from the said shipyard, the minimum amount to be held in the Retention Account by the Borrowers shall be no less than $1,175,000 at all times, notwithstanding any provisions of clause 14.3 of the Loan Agreement requiring a lower Retention Amount for such period. The Borrowers and the Creditors hereby further agree that upon completion of such repair works to the satisfaction of the Agent and her departure from the said shipyard, the provisions of clause 14.3 of the Loan Agreement and the minimum Retention Amount required thereby shall apply and prevail over the provisions of this paragraph 6.

7	Finally, following the Borrowers’ request and in consideration of the prepayment referred to above, the Creditors have agreed that, with effect on and from the Effective Date (as defined below), the Corporate Guarantee shall be (and it is hereby) amended in accordance with the following provisions and the Corporate Guarantee (as so amended) will continue to be binding upon each of the parties thereto upon such terms as so amended:
(a)	the existing clause 5.1.8 of the Corporate Guarantee shall be deleted in its entirety and replaced with the following new clause 5.1.8:
“5.1.8	Minimum Liquidity

maintain at all times in the Cash Collateral Account minimum cash balances free from Encumbrances (except the Cash Collateral Account Pledge) of an amount in Dollars which is not less than $350,000.”.
8.	The Borrowers hereby agree that they will, within 15 days of this letter, deliver to the Agent a mortgage addendum in respect of Free Jupiter in a form attached as Schedule 1 to this Letter and an original notarized power of attorney duly issued by Adventure Eight S.A. in respect of such addendum, in a form attached as schedule 2 to this Letter. Failure by the Borrowers to do so will constitute an Event of Default.

9.	Save as amended by this Letter, each of the Loan Agreement, the Master Swap Agreement and the Corporate Guarantee shall continue in full force and effect.

10.	Each of the Security Documents and the obligations of the Security Parties thereunder shall remain and continue in full force and effect notwithstanding (a) the agreement contained in this Letter and any amendments to the Loan Agreement, the Master Swap Agreement and the Corporate Guarantee contained in this Letter and (b) the release of the obligations of the Free Goddess Borrower, the Free Hero Borrower and the NewShip Borrower under the Loan Agreement and the Master Swap Agreement and (c) the discharge by the Security Agent (or any other Creditor) of any Ship Security Documents in connection with Free Goddess and/or Free Hero.

11.	Please confirm your agreement and the other Security Parties’ agreement to the contents of this Letter by arranging that all Security Parties sign, date and return the enclosed duplicate of this Letter to us on or before 28 December 2007, whereupon (but not before you have done so) this Letter shall become effective and binding upon the Creditors and the Security Parties.

12.	The date when you will have returned the signed and dated Letter in accordance with the provision of paragraph 11 above, shall be the “Effective Date” referred to elsewhere in this Letter.

13.	This Letter is governed by, and shall be construed in accordance with, the laws of England.
Yours faithfully

Authorised Signatories
For and on behalf of
HSH NORDBANK AG
as Agent, Security Agent, Arranger, Account Bank, Bank and Swap Provider

We hereby acknowledge and agree	We hereby acknowledge and agree
to the foregoing.	to the foregoing.

Attorney-in-fact	Attorney-in-fact
For and on behalf of each of	For and on behalf of each of
the following corporations	the following corporations
ADVENTURE EIGHT S.A.	FREESEAS INC.
ADVENTURE FIVE S.A.	as Corporate Guarantor
ADVENTURE SEVEN S.A.	FREEBULKERS S.A.
ADVENTURE FIVE S.A.	as Manager
as Borrowers

Date: December 2007	Date: December 2007

5